UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41625

Cool Company Ltd.
(Exact name of registrant as specified in its charter)

7 Clarges Street, 5th Floor,
London W1J 8AE
United Kingdom
+(44) 207 659 1111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $1.00 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*
On January 9, 2026, pursuant to the Agreement and Plan of Merger, dated as of September 29, 2025 (the “Merger Agreement”), by and among Cool Company Ltd., a Bermuda exempted company limited by shares (“Cool Company”), Bounty Ltd, a Liberian nonresident domestic corporation and a wholly owned indirect subsidiary of EPS Ventures Ltd., a company duly incorporated in the Marshall Islands (“EPS”) and solely for the purposes of the Guarantor Provisions (as defined in the Merger Agreement), EPS, with Apex Merger Sub Ltd, a Bermuda exempted company limited by shares and a wholly owned subsidiary of EPS (“Merger Sub”) acceding to the Merger Agreement on October 15, 2025, Merger Sub merged with and into Cool Company, with Cool Company surviving as a wholly owned subsidiary of EPS.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cool Company Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Cool Company Ltd.

Date: January 20, 2026	By:	/s/ Johannes P. Boots
	Name:	Johannes P. Boots
	Title:	Chief Financial Officer